Exhibit 99.1

Neptune Appoints Robert DiPede as Senior Vice President of Biodroga and Health & Wellness Innovation

Former Walmart executive brings 20+ year proven track record of driving B2C and B2B sales of CPG and health and wellness products across all channels

LAVAL, QC, June 2, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company, is pleased to announce today the appointment of Robert DiPede as Senior Vice President of the Company's Biodroga business unit and recently formed Health & Wellness Innovation division.

Mr. DiPede brings a 20-plus year proven track record of driving B2C and B2B sales of consumer packaged goods (CPG) and health and wellness products across all channels, including national retail chains, food/drug/mass retailers and e-commerce.  He joins Neptune from Walmart where he served as Director of Territory & Global Export Sales, responsible for leading a team of senior territory sales professionals in domestic, global and e-commerce sales delivering $1B in revenue.  At Neptune, Mr. DiPede will be responsible for driving sales of existing and new products developed by Biodroga and the Company's Health & Wellness Innovation division.

"We continue to build a world-class team to accelerate our growth and positioning as a diversified and fully integrated health and wellness company," said Michael Cammarata, Chief Executive Officer of Neptune Wellness Solutions.  "Robert brings highly relevant experience and deep relationships with national retail partners across all channels.  He is a great fit to fully leverage the capabilities of Biodroga and to drive growth in Health & Wellness Innovation.  I'm excited to welcome him to Neptune as we utilize our strong assets and history to capitalize on the opportunity we see in the large and growing health and wellness sector."

Acquired by Neptune in January 2016, Biodroga provides functional ingredients and customized turnkey product formulation services to North American branded marketers in the health and wellness industry, and more recently, for Neptune-branded CPG products across health and wellness markets.  Neptune's long history and specialization in extraction, purification and formulation of health and wellness products, combined with Biodroga's product development capabilities, is resonating with partners globally and allowing Neptune to rapidly respond to new opportunities across cannabis and hemp, nutraceuticals and consumer packaged goods.

Neptune Health & Wellness Innovation is rapidly bringing new products to market to address market demand for critical health and wellness products such as the Neptune Air non-contact thermometer, an oximeter product to measure oxygen levels in the blood and heart rate, as well as hand sanitizer products and other innovations in development.

"Neptune has quickly positioned itself as leading innovators, partners and brand developers, rapidly bringing our new products and brands to market through utilization of its turnkey supply chain solutions and the collective experience of an impressive team assembled over the past year," said DiPede.  "I am excited to join the team and get to work to contribute to our growth."

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions is a diversified and fully integrated health and wellness company. Through its flagship consumer-facing brands, Forest Remedies™ and Ocean Remedies™, Neptune is redefining health and wellness by building a broad portfolio of natural, plant-based, sustainable and purpose-driven lifestyle brands and consumer packaged goods products in key health and wellness markets, including hemp, nutraceuticals, personal care and home care.  Leveraging decades of expertise in extraction and specialty ingredient formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to businesses and government customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods.  The Company utilizes a highly flexible and low cost supply chain infrastructure that can be scaled up and down or into adjacent product categories to quickly adapt to market demand. Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina.  For additional information, please visit: https://neptunecorp.com/

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 02-JUN-20